HART & HART, LLC

ATTORNEYS AT LAW

1624 Washington Street

Denver, CO 80203

William T. Hart, Esq.	________	Email: harttrinen@aol.com
	(303) 839-0061	Fax: (303) 839-5414

September 19, 2024

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy and Transportation

Washington, D.C. 20549

Re:Fortitude Gold Corporation

Form 10-K for the Fiscal Year Ended December 31, 2023

File No. 333-249533

On behalf of our client, Fortitude Gold Corporation (the “Company”) we are submitting this letter in response to your correspondence dated September 9, 2024 concerning the Company's Form 10-K for the year ended December 31, 2023. In that letter, you requested that the Company respond to the comments contained in the letter within ten business days or advise the Staff when the Company will respond. The Company requests a 30 calendar day extension of the original due date requested by the Staff in order to allow it to prepare a response to the Staff's comments. We anticipate that the Company's response will be submitted to your office no later than October 9, 2024.

Very truly yours,

HART & HART

By /s/ William T. Hart

William T. Hart

Fortitude Letter SEC re. Extension to 10-K Comments 9-19-24